Exhibit 1

FOR IMMEDIATE RELEASE	18 February 2016

WPP PLC (“WPP”)

Ogilvy acquires majority stake in digital agency 3yz in Brazil

WPP announces that its wholly-owned operating company Ogilvy, the global marketing communications company, has acquired a majority stake in 3yz Marketing Digital Ltda. (“3yz”), a leading online social and content marketing agency in Brazil.

Clients include Grendene, RBS, Reebok, Ri Happy, Shoppings Iguatemi and Tramontina. The company employs 53 people and is based in Porto Alegre with an office in São Paulo. It was founded in 2008. 3yz will be part of Ogilvy Group Brazil, which includes such operating companies as Ogilvy & Mather, 9ineSports & Entertainment, ETCO, Foster and Jüssi. It will operate as 3yz.

This investment continues WPP’s strategy of investing in fast growth sectors such as digital and its commitment to developing its strategic networks throughout the Brazilian market. WPP’s digital revenues were US$6.9 billion in 2014, representing 36% of the Group’s total revenues of US$19 billion. WPP has set a target of 40-45% of revenue to be derived from digital in the next five years.

Collectively (including associates and investments), Group companies generate revenues of around US$600 million and employ over 6,000 people in Brazil, WPP’s seventh largest market. In Latin America, WPP companies (including associates and investments) collectively generate revenues of over US$1.6 billion and employ over 21,000 people.

Contact:

Feona McEwan, WPP	+ 44(0) 207 408 2204
Kevin McCormack, WPP	+ 1 (212) 632 2239